SUMMIT BROKERAGE SERVICES, INC.
(SEC I.D. No. 8-46310)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-46310

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 S. Federal Highway, Suite 500
                                 (No. and Street)

Boca Raton   FL   33432
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C. Jacobs   (561) 338-2761
                                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

555 W 5th Street, #2700   Los Angeles   California   90013
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Steven C. Jacobs, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statement pertaining to Summit Brokerage Services, Inc. (the "Company") as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

SUSAN CAMACHO
Notary Public - State of Florida
Commission # FF 193601
My Comm. Expires May 22, 2019

Susan Camacho
Notary Public

Signature 3/19/18
Date

EVP
Title

This report ** contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Income
( )	(d)	Consolidated Statement of Cash Flows
( )	(e)	Consolidated Statement of Changes in Stockholder's Equity
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Consolidated Statement of Financial Condition
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 12 to consolidated financial statements)
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 12 to consolidated financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Summit Brokerage Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and subsidiaries (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 19, 2018

We have served as the Company's auditor since 2016

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017**

ASSETS		
Cash and cash equivalents	$	20,804,780
Fees and commissions receivable		5,312,439
Receivable from clearing broker		1,091,011
Other receivables		1,827,303
Goodwill		500,714
Deferred income taxes, net		823,171
Other assets, net of allowance of $253,865		838,897
Total assets	$	31,198,315

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Fees and commissions payable	$	8,880,061
Accrued expenses and accounts payable		4,864,222
Accrued compensation		1,252,927
Due to affiliated - net		760,344
Other liabilities		610,583
Total liabilities		16,368,137

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDER'S EQUITY:		
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding		-
Additional paid-in capital		14,830,178
Retained earnings		-
Total stockholder's equity		14,830,178
Total liabilities and stockholder's equity	$	31,198,315

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Summit Brokerage Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the National Futures Association ("NFA"). The Company provides brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors as well as one Company-owned office.

The Company is a wholly owned subsidiary of Summit Financial Services Group, Inc. ("SFSG"). SFSG is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries, Summit Financial Group, Inc. (a registered investment advisor), and SBS Insurance Agency of Florida, Inc. (an insurance agency) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). To conform financial information to certain company-wide and industry standards, the Company has reclassified amounts in the consolidated statement of financial condition that differ from the prior year presentation related to financial advisor incentive bonus accruals from accrued compensation to fees and commissions payable in the current year presentation. Notes receivable, net of allowance is classified within other assets and unearned income is classified within other liabilities in the current year presentation.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, alternative investments, fixed and variable annuities and other insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers, as well as the provision of advisory services. Fees and commissions payable related to these transactions are recorded based on actual or estimated payout ratios for each of the financial advisors who generated such commission revenue.

Receivables from Clearing Broker

Receivables from clearing brokers represents commissions, fees and other amounts earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts, accrued receivables related to fees charged to the Company's financial advisors, and allowances from product sponsors.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a settlement date basis, which is not materially different than trade date, and are stated at fair value. At December 31, 2017, securities owned are included in other assets and securities sold, not yet purchased are included in other liabilities. See Note 3 for more information.

Goodwill

Goodwill represents the amount by which the purchase price of the Company's 2003 acquisition of a branch office exceeded the fair value of the net tangible assets acquired. Goodwill was recorded at its fair value at the completion of the acquisition. The Company reviews goodwill for impairment annually or more frequently as circumstances warrant. For the year ended December 31, 2017, there was no such impairment.

Other Assets

Other assets consist primarily of financial advisor notes receivable and advances. The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date or repayment of another loan, an allowance for uncollectible amounts is recorded using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

Also included in other assets are prepaid expenses and unamortized transition allowances provided to the Company's advisors. The allowances are typically amortized over the customer useful life of 3 years.

Income Taxes

The Company recognizes income tax expense in its consolidated financial statements using the separate return method. Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return.

As of December 31, 2017, the Company determined that it had no material uncertain tax positions that affected its financial position, and will continue to evaluate for uncertain tax positions in the future. See Note 6 for more information.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company is currently evaluating the impact of this ASU on its consolidated financial statement and related disclosures.

In January 2017, FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which eliminates Step 2 from the goodwill impairment test. The ASU also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The ASU is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption being permitted for annual or interim goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not anticipate that this guidance will have a material impact on its consolidated financial statement.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2017, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Mutual funds and unit investment trusts are fair valued by management using net asset values and are primarily classified within Level 2. Municipal government obligations are fair valued by management using third-party pricing services, and are also primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2017 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 4,300,424	$ -	$ -	$ 4,300,424
Securities owned - recorded in other assets:				
Mutual funds and unit investment trusts	-	4,583	-	4,583
Total securities owned	-	4,583	-	4,583
Total	$ 4,300,424	$ 4,583	$ -	$ 4,305,007

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Municipal obligations	$ -	$ 10,021	$ -	$ 10,021
Total	$ -	$ 10,021	$ -	$ 10,021

NOTE 4 – ADVISOR NOTES RECEIVABLE

The Company's advisor notes receivable, comprised of forgivable and payback loans, as of December 31, 2017 totaled $115,658 (net of allowance of $167,300) and $0 (net of allowance of $86,565).

NOTE 5 - PROPERTY AND EQUIPMENT

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment, and computer hardware and software are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2017:

Computer systems and software	$ 253,013
Equipment and furniture	63,115
Leasehold improvements	22,879
Total property and equipment	339,007
Less: Accumulated depreciation and amortization	(260,009)
Total property and equipment, net	$ 78,998

NOTE 6 - INCOME TAXES

The Company does not file separate federal tax returns or state tax returns (except where the filing of such returns on a separate basis is deemed appropriate); rather, its activity is included in the consolidated tax returns filed by Aretec for the year ended December 31, 2017. Income taxes are allocated to the Company as if it filed a separate return on a stand-alone basis. As a result of the aforementioned, federal income taxes payable of $3,377,088 are recorded in accrued expenses and accounts payable on the consolidated statement of financial condition. State current taxes payable of $947,136 are recorded in accrued expenses and accounts payable on the consolidated statement of financial condition.

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2017 were as follows:

Deferred tax assets		
Bad debt	$	260,759
Deferred compensation liabilities		539,701
State tax		29,967
Other		43,578
Total deferred tax assets		874,005
Deferred tax liabilities		
State tax		(32,631)
Depreciation		(18,203)
Total deferred tax liabilities		(50,834)
Net deferred tax asset	$	823,171

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, reducing the U.S. federal corporate tax rate from 35 percent to 21 percent.

Our accounting for the following element of the Tax Act is complete.

Reduction of U.S. federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, we have recorded a decrease related to our net deferred tax asset of $444,234, with a corresponding net adjustment to deferred income tax expense of $444,234 for the year ended December 31, 2017.

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2017, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2017.

The Company is no longer subject to U.S. Federal tax examinations for years before 2014. The Company's state income tax returns are open to audit under the statute of limitations for 2013 to 2016.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial Group ("CFG"), an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by CFG. Costs of the plans are allocated to the Company based on rates determined by CFG. The Company had no separate employee benefit plan in 2017 and relied on CFG to cover all eligible employees. All benefits that were paid by CFG were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

During 2017, the Company paid dividends of $6,400,000 to SFSG.

CFG allocates a portion of their corporate overhead - including personnel, professional, consulting, dues and subscriptions, marketing and advertising, insurance, and travel expenses to the Company. The amount of the allocation is based on a number of different factors, including assets under management, number of clients, number of financial advisors and number of full time employees. All CFG overhead allocations are reflected in related party expense allocations in the consolidated statement of income. In addition, CFG pays, and is reimbursed for, direct expenses incurred on behalf of the Company. As of December 31, 2017, outstanding payables to CFG in connection with these services of $655,384 were included in due to affiliated – net balance in the consolidated statement of financial condition.

All intercompany corporate overhead allocations are recorded because of transactions and agreements with affiliates, and may not be the same as those recorded if the Company was not affiliated with CFG.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

NOTE 9 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Leases - The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases. While the base rent is recognized on a straight-line basis, maintenance and taxes are recognized in the month for which they are billed. The following table shows the future annual minimum rental payments due:

	Year Ended December 31
2018	$ 464,799
2019	478,743
2020	493,106
2021	507,899
2022	345,304
Total	$ 2,289,851

Legal proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of its business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Defense costs with regard to legal proceedings are expensed as incurred and classified as professional services within the consolidated statement of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no pending matters that are reasonably possible for which the Company has determined it is not capable of providing a reasonable estimate of the losses.

Clearing brokers - Under the clearing arrangements with the clearing brokers, the Company is required to maintain certain minimum levels of net capital. At December 31, 2017, the Company complied with all such requirements.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2017, the Company had net capital of $10,551,153, which was $10,301,153 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraphs k(2)(i) and k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the consolidated financial statements were issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

* * * * * *